Contact

www.linkedin.com/in/jim-feinson-6a86913 (LinkedIn)

Jim Feinson

Corporate Director, strategic and executive advisor
Burlington, Vermont, United States

Summary

Corporate Director and strategic and executive advisor, focusing on start-ups, family-owned businesses, and employee-owned companies. Specialize in business plans, strategic planning, corporate financial management, mergers and acquisitions, marketing, culture development, management and ownership succession, managing conflict, and corporate governance.

Experience

Self-employed
Corporate Director, strategic and executive advisor
January 2012 - Present (10 years 9 months)
Burlington, Vermont, United States

Gardener's Supply Company
CEO
February 1988 - December 2020 (32 years 11 months)

Education

Harvard Business School
· (1983 - 1985)

Cornell University
· (1977 - 1981)